# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ATLANTIC INTERNATIONAL CORP., CIK 0001605888
CUSIP: 048592109
Title of class of securities: Common Stock, Par Value $0.00001 per share
Address of issuer's principal executive offices: 270 Sylvan Avenue, Suite 2230, Englewood Cliffs, New Jersey (NJ), 07632
Date of event which requires filing of this statement: 01/05/2026
Filed by CIK 0001491574
Persons authorized to receive notices and communications: Elliot H. Lutzker, Esq., Davidoff Hutcher & Citron LLP, 605 Third Avenue, New York, New York (NY), 10158, 212-557-7200

## Reporting persons
- Andrew Bressman (CIK 0001491574): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 7,003,971; shared voting power 0; sole dispositive power 7,003,971; shared dispositive power 0; aggregate amount beneficially owned 7,003,971 (11.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, Par Value $0.00001 per share
Name of issuer: ATLANTIC INTERNATIONAL CORP.
Address of issuer's principal executive offices: 270 Sylvan Avenue, Suite 2230, Englewood Cliffs, New Jersey (NJ), 07632

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by Andrew Bressman ("Mr. Bressman"), a Strategic Advisor to the Issuer (the "Reporting Person").
Residence or business address: The Reporting Person's business and office address is c/o the Issuer, 270 Sylvan Avenue, Suite 2230, Englewood Cliffs, NJ 07632.
Present principal occupation or employment: Mr. Bressman's principal business is to serve as Strategic Adviser to the Issuer, under a Consulting Agreement dated June 18, 2024, with SAB Management LLC of which Mr. Bressman is Manager.
Criminal convictions in the last five years: During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Mr. Bressman is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On January 5, 2026, Mr. Bressman, under the terms of the aforementioned Consulting Agreement, was awarded restricted stock ("RSUs") to purchase 500,000 shares of Common Stock which RSUs are exercisable on the date of grant of such RSUs.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Person received the securities referred to on Item 3 above in consideration of the Merger Agreement and his Consulting Agreement. The Reporting Person does not have a present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Securities Exchange Act of 1934.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 7,003,971 shares (11.9%) based on 58,525,488 shares issued and outstanding as of January 5, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: Mr. Bressman, has the power to vote and dispose of all his shares of Common Stock.
Transactions in the class effected during the past sixty days: On January 5, 2026, 500,000 RSUs were issued to Mr. Bressman as described under Item 3 above.
Other persons with the right to receive dividends or sale proceeds: No person has the right to receive, or the power to direct the receipt of dividends from, or proceeds from, the sale of such securities.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: None

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None

## Signatures
- Andrew Bressman: /s/ Andrew Bressman, Andrew Bressman (01/07/2026)